Filed Pursuant to Rule 433
Registration Statement No. 333-213383-05
Dated February 11, 2019

Commonwealth Edison Company

First Mortgage 4.000% Bonds, Series 126, due 2049

February 11, 2019

Pricing Term Sheet

Issuer:	Commonwealth Edison Company
Ratings*:	A1 (Moody’s); A- (S&P); A (Fitch)
Securities:	First Mortgage 4.000% Bonds, Series 126
Trade Date:	February 11, 2019
Settlement Date**:	February 19, 2019 (T+5)
Principal Amount:	$400,000,000
Maturity Date:	March 1, 2049
Coupon:	4.000%
Benchmark Treasury:	3.375% due November 15, 2048
Benchmark Treasury Price / Yield:	107-13 / 2.997%
Spread to Benchmark Treasury:	105 basis points
Yield to Maturity:	4.047%
Public Offering Price:	99.186% of the principal amount
Interest Payment Dates:	March 1 and September 1 of each year, commencing September 1, 2019
Optional Redemption Provisions:	At any time prior to September 1, 2048 (six months prior to the maturity date), at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 20 basis points; and on or after September 1, 2048, at 100% of the principal; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date
CUSIP / ISIN:	202795 JP6 / US202795JP60
Joint Book-Running Managers:	Barclays Capital Inc.
MUFG Securities Americas Inc.
U.S. Bancorp Investments, Inc.
CIBC World Markets Corp.
Credit Agricole Securities (USA) Inc.
SMBC Nikko Securities America, Inc.
Senior Co-Manager:	BNY Mellon Capital Markets, LLC
Co-Managers:	Cabrera Capital Markets, LLC
Loop Capital Markets LLC
Mischler Financial Group, Inc.
Penserra Securities LLC
R. Seelaus & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about February 19, 2019, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, MUFG Securities Americas Inc. at 1-877-649-6848, or U.S. Bancorp Investments, Inc. at 1-877-558-2607.